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17008348

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SEC FILE NUMBER
8-49352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30B Vreeland Road, Suite 210
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Cucchia 973-805-6222
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoberman & Lesser, CPAs, LLP
(Name - *if individual, state last, first, middle name*)

252 W. 37th Street (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member
Title

Notary Public

AMY WARREN
Notary Public of New Jersey
My Commission Expires 5/28/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Jeffrey Matthews Financial Group, LLC
Annual Financial Statements
Year Ended December 31, 2016

Contents

HOBERMAN & LESSER, LLP
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of The Jeffrey Matthews Financial Group, L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Hoberman & Lesser, LLP

New York, NY
February 28, 2017

252 West 37th Street | New York, NY 10018-6636 | (212) 463-0900 | Fax: (212) 691-6452 | www.hobermanlesser.com

Jeffrey Matthews Financial Group LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	112,921
Securities owned, at market value		6,916,803
Accrued interest receivable		82,250
Receivable from clearing organization		70,561
Receivable from affiliates		25,820
Other receivables (including due from members of $30,569)		174,492
Secured demand notes collateralized by marketable securities		746,409
Property and equipment - at cost, net		107,292
Clearing deposits		150,000
Other assets		194,144
Total Assets	$	8,580,692
Liabilities and Members' Equity		
Liabilities:		
Payable to clearing organization	$	5,980,596
Accounts payable and accrued expenses		499,835
Total Liabilities		6,480,431
Commitments		
Liabilites subordinated to the claims of general creditors		1,246,409
Members' equity		853,852
Total Liabilities and Members' Equity	$	8,580,692

See accompanying notes to the Statement of Financial Condition

Jeffrey Matthews Financial Group, LLC
Notes to the Statement of Financial Condition
December 31, 2016

1. Organization and Nature of Business

The Jeffrey Matthews Financial Group, LLC (the "Company") is a registered broker-dealer, primarily acting as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates sales offices in New Jersey, Alabama, Connecticut, Florida and North Carolina.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related revenues and expenses are recorded on a trade date basis, which is the day the transaction is executed.

Investments in Securities – The Company values investments in federal, state, municipal and corporate obligations at fair values determined by third party pricing services that utilize proprietary pricing models. Equities are valued based on quoted market prices. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading gains on the statement of operations.

Mutual Fund Fees – Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the mutual fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Income Taxes – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their distributive share of taxable income or loss of the Company.

Depreciation and Amortization – Depreciation is computed utilizing the straight-line method over the estimated useful lives of assets ranging from three to seven years, Leasehold improvements are amortized over estimated useful lives or the term of the lease, whichever is shorter.

2. Summary of Significant Accounting Polices (continued)

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 6,722,746	$ -	$6,722,746
Corporate bonds	-	162,326	-	162,326
Equities	20,136	-	-	20,136
Other	-	-	11,595	11,595
	$ 20,136	$ 6,885,072	$ 11,595	$6,916,803

4. Market and Counterparty Risk and Uncertainty

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit (Counterparty risk) and overall market volatility (market risk). Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts recorded in the Statement of Financial Condition.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company from time to time has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

5. Commitments and Contingencies

The Company is obligated under non-cancellable operating leases for office facilities, vehicles and equipment expiring in various years through 2021. These leases relating to office space are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Future minimum rental payments for the years ended December 31 are as follows:

	Total	Offices	Other
2017	$ 183,583	$ 135,049	$ 48,534
2018	139,407	135,852	3,555
2019	79,524	79,524	-
2020	50,557	50,557	-
Therafter	8,426	8,426	-
	$ 461,497	$ 409,408	$ 52,089

In addition, to the above, the Company also operates at several different branch facilities on a month to month basis.

6. Property and Equipment

At December 31, 2016, property and equipment consist of the following:

Office equipment	$	99,150
Furniture		48,689
Leasehold improvements		142,422
		290,261
Less: Accumulated depreciation and amortization		(182,969)
	$	107,292

7. Payable to Clearing Organization

Payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 2.50% at December 31, 2016.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2016, the Company had two types of liabilities subordinated to the claims of general creditors. The first, secured demand note obligations totaling $746,409 are non-interest bearing, payable to the members and other related parties and have maturities as follows:

June 30, 2017	$	575,195
April 30, 2018		171,214
	$	746,409

The second is a cash subordinated loan of $500,000, bearing interest at 30 day LIBOR (which was 0.77% at December 31, 2016) plus 4 percent, payable to the Clearing Broker, due on May 29, 2017 and guaranteed by the members.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

9. Guarantees

The Company guarantees all the customer margin account balances held by its clearing broker. The Company is responsible for payment to the Clearing Broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the Clearing Broker as of December 31, 2016 was approximately $1,750,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Related Party Transactions

Certain clients of the Company are also clients of Jeffrey Matthews Wealth Management, LLC or Jeffrey Matthews Advisory Group, LLC, both registered investment advisors under common control with the Company. A portion of the fees earned by Jeffrey Matthews Wealth Management, LLC or Jeffrey Matthews Advisory Group, LLC, representing compensation to financial advisors, are paid to the Company for inclusion in the Company payroll. In addition, the Company administers and pays the payroll of Jeffrey Matthews Wealth Management LLC for which it is reimbursed. As of December 31, 2016, net receivables from these affiliates totaled $25,820.

11. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

12. Concentrations of Credit Risk

At December 31, 2016, the investments in securities, receivable from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the year ended December 31, 2016, the bank balances on occasion were in excess of the FDIC insurance limit.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $1,012,200 which was $912,200 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.56 to 1.

Jeffrey Matthews Financial Group, LLC
Notes to the Statement of Financial Condition (continued)
December 31, 2016

14. Secondary Clearing Relationship

The Company maintains a secondary clearing relationship with another registered broker dealer (the "Secondary Clearer") in which the Secondary Clearer utilizes the Company's clearing firm to clear its transactions. The Company's clearing firm maintains separate records of the activities of the Secondary Clearer, however, the Company is responsible for any errors or losses the Secondary Clearer cannot pay. The Secondary Clearer maintains no customer accounts and only executes fixed income transactions with other registered broker dealers on a riskless principal basis. As of December 31, 2016, the broker dealer maintained a clearing deposit with the Company's clearing firm of $50,000, and a trading account balance of $15,925 which reflects the trading profits of the Secondary Clearer that have not yet been paid.

15. Subsequent Events

Subsequent events have been evaluated through the date this financial statement was available to be issued for identifying events requiring disclosure in this financial statements. No events have been identified which require such disclosure.

JEFFREY MATTHEWS FINANCIAL GROUP, LLC

Statement of Financial Condition

December 31, 2016